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                                                Filed by Price Enterprises, Inc.
                                                  pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No: 0-20449
                                       Subject Company: Excel Legacy Corporation


NEWS
                             EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.


FOR IMMEDIATE RELEASE:     AUGUST 14, 2001                          (XLG/ PREN)

Contact: GRAHAM R. BULLICK, PH.D., SENIOR VICE PRESIDENT,
         EXCEL LEGACY CORP./PRICE ENTERPRISES, INC.
         17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128
         (858) 675-9400


                   EXCEL LEGACY AND PRICE ENTERPRISES ANNOUNCE
              SECOND QUARTER EARNINGS AND TWO PROPERTY ACQUISITIONS

SAN DIEGO, CA. (August 14, 2001) - Excel Legacy Corporation (XLG) and Price Enterprises, Inc. (PREN) today released second quarter 2001 earnings. Legacy reported EBDADT (Earnings Before Depreciation, Amortization and Deferred Taxes) for the quarter ended June 30, 2001 to be $3.0 million as compared to $2.5 million for the quarter ended June 30, 2000. EBDADT was $0.05 per share for the quarter ended June 30, 2001 according to DILUTED EARNINGS PER SHARE (DILUTED) as compared to $0.04 per share for the comparable quarter in 2000. EBDADT based on BASIC EARNINGS PER SHARE (BASIC) was $0.05 per share as compared to $0.06 per share for the quarter ended June 30, 2000. Net income for the quarter was $0.9 million as compared to a net loss of ($0.2) million for the quarter ended June 30, 2000. Net income per share (BASIC AND DILUTED) was $0.02 per share for the quarter ended June 30, 2001 as compared to ($0.01) per share for the quarter ended June 30, 2000. Generally, the results for the quarter when compared to the quarter ended June 30, 2000, were influenced by increased income from Price Enterprises due to real estate acquisitions and were offset by expenses relating to the proposed merger between Legacy and Price Enterprises. Total assets at the quarter's end were $348.7 million.

Legacy owns 91.3% of the common stock of Price Enterprises and manages Price Enterprises' property portfolio. Price Enterprises reported Funds from Operations (net of preferred dividends), for the quarter ended June 30, 2001 of $3.9 million or $0.29 per common share (BASIC AND DILUTED) as compared to $2.7 million or $0.20 per common share (BASIC AND DILUTED) for the quarter ended June 30, 2000. Net income for the quarter was $2.6 million as compared to $0.2 million for the quarter ended June 30, 2000. Net income per share (BASIC AND DILUTED) was $0.19 per share for the quarter ended June 30, 2001 as compared to $0.01 per share for the quarter ended June 30, 2000. Total assets at the quarter's end were $725.4 million.

Legacy and Price Enterprises previously announced (press release dated March 21,
2001) a proposed merger between Legacy and Price Enterprises to form a new company, Price Legacy Corporation (Price Legacy). Announced concurrently with the merger was a $100 million investment by Warburg Pincus, the global private equity firm, in Price Legacy. Also previously announced (press release August 10, 2001)

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was the annual meeting of shareholders to be held on September 11, 2001 at 9:00 am for Legacy shareholders and 11:00 am for Price Enterprises shareholders. Both meetings will be held at the Rancho Bernardo Inn in San Diego, CA where shareholders of record will be entitled to vote to determine the outcome of the proposed merger and the proposed $100 million investment by Warburg Pincus in the combined company, Price Legacy.

Price Enterprises also announced today the acquisition of two open air shopping centers located in Mesa and Tempe, Arizona. The Groves in Tempe, AZ was purchased for approximately $23.9 million by assuming $13.9 million in mortgage debt and the balance in cash. The Groves has anchor tenants of Circuit City, J.C. Penney, Office Max and Designer Shoe Warehouse. Wal-Mart is also an anchor tenant in the center but was not included in the purchase. The property, excluding non-company owned anchors, contains 247,995 sq.ft., is approximately 97% occupied and was constructed in 1995 with renovations and additions through 2000. The second property, Mesa Pavilions in Mesa, AZ, was purchased for approximately $31.4 million by assuming $21.2 million in mortgage debt and the balance in cash. Mesa Pavilions has anchor tenants of Home Place, Sports Authority, Circuit City, Michaels, PetsMart and Staples. Costco, Target and Kmart are also anchor tenants in the center but were not included in the purchase. The property, excluding non-company owned anchors, contains 280,600 sq.ft., is approximately 81% occupied and was constructed in 1995 with renovations and additions through 2001.

Excel Legacy Corporation is a real estate company which acquires, sells, develops, invests and operates real property and related businesses.

Price Enterprises, Inc. is a REIT which acquires, develops, and manages open air retail properties.

                                      ####

Legacy uses a supplemental performance measure called Earnings Before Depreciation, Amortization and Deferred Taxes (EBDADT) to report its earnings. This parameter represents net income plus depreciation and amortization on real estate assets and deferred taxes. Price Enterprises uses a supplemental REIT performance measure called Funds from Operations (FFO) which is defined as net income plus depreciation and amortization expense and gains (losses) from sales of depreciable operating real estate. EBDADT and FFO are not measures of operating results or cash flows from operating activities as defined by generally accepted accounting principles and should not be used as an indicator of cash available or as an alternative to cash flows. Legacy and Price Enterprises believe, however, that EBDADT and FFO provide relevant information about their operations and are necessary, along with net income, for an understanding of their operating results.

Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Legacy and Price Enterprises to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including without limitation: risks that the Legacy/Price Enterprises merger and the preferred stock investment by Warburg Pincus will not be completed; national and local economic

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conditions; the competitive environment in which the companies operate;
financing risks; property management risks; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally. The companies refer you to the documents they file from time to time with the Securities and Exchange Commission, specifically the section titled "Certain Cautionary Statements" in Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the section titled "Factors That May Affect Future Performance" in Price Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which discuss these and other factors that could adversely affect the companies' results.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The merger will be effected only through a joint proxy statement/prospectus and related documents. Investors are urged to read these materials, because they contain important information. The joint proxy statement/prospectus and related documents have been filed with the Securities and Exchange Commission by Legacy and Price Enterprises, as applicable. Investors may obtain a free copy of these materials and other documents filed by Legacy and Price Enterprises at the Commission's Web site at http://www.sec.gov.

Legacy, Price Enterprises, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger and related transactions. Such individuals may have interests in these transactions, including as a result of their securities holdings or holding of options. A detailed list of the names, affiliations and interests of the participants in these transactions is contained in the joint proxy statement/prospectus and related documents filed by Price Enterprises with the Commission on August 10, 2001.